UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Accuray Incorporated
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

004397105
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004397105	SCHEDULE 13G/A	Page 2 of 6 Pages

1		NAME OF REPORTING PERSONS Tenor Capital Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,260,511
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,260,511
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,260,511
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.96%
12		TYPE OF REPORTING PERSON IA, PN

CUSIP No. 004397105	SCHEDULE 13G/A	Page 3 of 6 Pages

Item 1.	(a) Name of Issuer

Accuray Incorporated (the “Company”)

(b) Address of Issuer’s Principal Executive Offices

1310 Chesapeake Terrace

Sunnyvale, CA 94089

Item 2.	(a) Name of Person Filing

Tenor Capital Management Company, L.P.

(b) Address of Principal Business Office, or, if none, Residence

1180 Avenue of the Americas, Suite 1940

New York, NY 10036

United States

(c) Citizenship

Please refer to Item 4 on the cover sheet for each Reporting Person

(d) Title of Class of Securities

Common Stock, par value $0.001 per share

(e) CUSIP No.:

004397105

CUSIP No. 004397105	SCHEDULE 13G/A	Page 4 of 6 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 004397105	SCHEDULE 13G/A	Page 5 of 6 Pages

Item 4. Ownership

Please see Items 5 - 9 and 11 on each cover sheet for each Reporting Person.

The Reporting Person may be deemed to be the beneficial owner of 4,260,511 shares of common stock, which includes 4,260,511 shares of common stock if bonds were converted. The percentage of beneficial ownership herein is determined by dividing the number of shares beneficially owned by Tenor Capital Management Company, L.P., 4,260,511, by the number of shares outstanding as of October 21, 2016 as reported by the Company in its Form 10-Q for the quarterly period ended September 30, 2016, 81,693,888, plus 4,260,511, the number of shares that could be acquired if bonds were converted.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 004397105	SCHEDULE 13G/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2017

Tenor Capital Management Company, L.P.

By:	/s/ Matthew Starr
	Name:	Matthew Starr
	Title:	Chief Compliance Officer